UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Corporate **Strategy**

We reviewed our corporate strategy to align our actions even further in a single direction: to meet the expectations of our clients by getting to know their needs and cycle of life, increasing their satisfaction by means of experiences of excellence in all of their interactions with the bank. From this reflection, we based our strategy on four large pillars that support our corporate purpose.


client
our inspiration
sustainability
made to last
Create opportunities to the fulfillment of people and the sustainable development of companies and society
digital
transformation
how we do it
people
our team

client our inspiration

Our primary objective is to captivate our clients to earn their admiration, trust and relationship. We want to serve the client with excellence based on their needs and goals, in order to contribute towards their achievements.

We have conducted a number of actions that place the client at the center of our strategy and have improved our knowledge through the use of data intelligence, complete business solutions and journeys of excellence with the aim of better understanding our clients, their expectations and needs at every moment or during their interaction with the Organization.

This is why we want to provide offers that fit into our clients' profile and where they are in their lives within a pleasurable and complete experience, integrating journeys and processes supported by new decision-making technologies in real time.

We have an organizational structure (for example, Bradesco Experience) that is designed to provide the best experience to the client and seek constant improvement of our levels of activities and operational efficiency.

digital transformation how we do it

We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative. We aim to maximize our operational efficiency and agility by making sure our services are cost-effective at all times. Managing expenses is a prominent part of the bank's strategy, contributing to actions and projects geared towards optimizing the use of channels, reducing the cost of services and seeking continued efficiency.

Within a climate of great digital transformation, we strive to make the client's banking experience even faster while being more convenient and secure. Innovation, agility, connectivity, modernization and security are driving forces, and are present in our daily lives and in everything we do. We are focused on maximizing value from the client's perspective through a culture that is centered on continuous improvement and excellence in the use of data for decision-making.

people our team

We want our company to be the preferred destination for high-performance professionals, and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people. We endeavor to improve the essential and transformative skills of our professionals with a view towards making our corporate strategy viable. We maintain an organizational culture based on ethics, transparency and respect for people; and we invest in creating an innovative, challenging and diverse working environment.

We highlight the importance of actions related to the health and well-being of our employees and associates through the *Viva Bem* (Living Well) Program, the incentive to volunteering through the Bradesco Volunteer Portal and the online platform integra rh, which enables our employees to take ownership of their careers.

sustainability made to last

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner, through the best balance between risk and return and a robust capital structure and liquidity.

Our public initiatives and commitments to Diversity reinforce our belief in the transformative potential of people, respecting individuality and plurality.

Inclusion and financial education are essential drivers for us because we impact and transform the lives of thousands of Brazilians through them.

We have established commitments related to social and environmental sustainability to play a role in the sustainable development of society and to prepare our Organization for the new challenges on the horizon.

We participated in the launch the Amazon Plan in partnership with Itaú and Santander, working to promote the development of the amazon region and we became the first Brazilian bank to join the Partnership for Carbon Accounting Financials (PCAF), a global initiative to measure the carbon emissions generated by financial institutions, in addition to integrate for the 15th time the Dow Jones Sustainability Index.

1Q21 Highlights

bradesco

Recurring Net Income

R$6.5 billion

-4.2% in the quarter

+73.6% in 12 months (1Q21 x 1Q20)

Quarterly ROAE

18.7%

-1.3 p.p. in the quarter

+7.0 p.p. in 12 months (1Q21 x 1Q20)

12-month ER

45.3%

lower historic ratio

Improvement of 3.8 p.p. (1Q21 x 1Q20)

Operating expenses

reduction of -4.7% (1Q21 x 1Q20)

Operating income from insurance

R$3.1 billion

+37.5% in the quarter

+7.0% in 12 months (1Q21 x 1Q20)

Expanded loan portfolio

R$705.2 billion

+7.6% in 12 months

+2.6% in the quarter

COMPANIES

+4.6% in 12 months

+1.9% in the quarter

INDIVIDUALS

+13.0% in 12 months

+3.8% in the quarter

Expanded ALL

R$3.9 billion

-14.5% in the quarter

-41.8% in 12 months (1Q21 x 1Q20)

Coverage ratio over 90 days

349.8%

Delinquency ratio over 90 days

2.5%

Analysis of the 1Q21 Income

We started the first quarter of 2021 with a recurring net income of R$6.5 billion, 73.6% higher than the income for the first quarter of 2020, mainly because of lower ALL expenses carried out in the period. Regarding the previous quarter, we had a slight reduction in our net income, partly reflecting the lower economic activity in the 1Q21 and the end-of-year seasonality observed in the 4Q20. Our operating income showed growth in all the comparative periods.

Our indicators of profitability (ROAE and ROAA) showed an improvement in comparison to the first quarter of 2020, registering 18.7% and 1.6%, respectively, highlighting the significant improvement of the ROAE, which evolved 7 p.p. in the period mentioned.

Our expanded loan portfolio continues in constant evolution (+2.6% in the quarter and +7.6% in 12 months), with emphasis on the strong acceleration in the Individuals portfolio (+3.8% in the quarter and +13.0% in 12 months), driven mainly by personal loans, payroll-deductible loans and real estate financing. In the companies portfolio, we can highlight SMEs operations, which evolved 4.4% in the quarter and 18.6% in the year.

Our Basel I Ratio ended the quarter at 13.6%, remaining at levels well above the regulatory limits.

In March 2021, our expanded portfolio net of amortizations totaled R$44.1 billion, showing a reduction of 20.3% since September 2020 and 8.1% in the last quarter. The balance of operations in grace period closed the quarter with R$2.9 billion (of which 55% were already settled in April) and R$3.9 billion in arrears, which represents a delinquency of 0.7% of the total portfolio.

In this quarter, even after taking into account the reinforcement of the supplementary ALL constitution, the expanded ALL expenses showed a reduction of 41.8% in comparison to the 1Q20 and 14.5% in comparison to the previous quarter. It is also worth noting the coverage ratio over 90 days, which accounted for 349.8% in March 2021, demonstrating our high level of provisioning.

The delinquency ratio reached 2.5%, a reduction of 1.2 p.p. in the last year. In the quarter, this ratio showed a small increase of 0.3 p.p., which is explained, to a large extent, by the seasonality of this period.

The net interest income reached R$15.6 billion, featuring an increase of 7.4% in comparison to the first quarter of 2020. In the quarterly comparative, the reduction of 6.5% is mainly related to the good performance of the market portion in the 4Q20. The client portion remained stable during the quarter.

We highlight our strong cost control, a fact that has enabled us to reduce our operating expenses, both in the quarterly (-2.4%) and in the annual comparative (-4.7%). It is also worth noting our 12-month ER, which reached 45.3%, an improvement of 3.8 p.p. in comparison to the same period of the previous year. This is the best ratio in our historical series.

This quarter, our fee and commission income has been impacted by the worsening of the adverse economic scenario and by the end of year seasonality.

The operating income from Insurance grew 7.0% in comparison to the 1Q20, mainly justified by the largest financial income and the revenue increase, which were offset by the higher claims ratio. In the quarterly comparative, the growth of 37.5% mainly reflects the establishment of long-term technical provisions in the 4Q20, in Bradesco Saúde, and the revenue increase in the segments of life and health in the 1Q21.

Recurring Net Income


R$ million
3,753
30.9
69.1
6,801
18.8
81.2
6,515
25.0
75.0
1Q20
4Q
1Q21
Banking Activities %
Insurance Activities %

ROAE


%
11.7
20.0
18.7
1Q20
4Q
1Q21

12-month ER


%
49.1
46.3
45.3
1Q20
4Q
1Q21

R$ million (unless otherwise stated)	1Q21	4Q20	1Q20	Variation % (unless otherwise stated) 1Q21 x 4Q20	1Q21 x 1Q20
Recurring Income Statement					
Recurring Net Income (1)	6,515	6,801	3,753	(4.2)	73.6
Book Net Income	6,153	5,464	3,382	12.6	81.9
Operating Income	9,768	9,672	5,397	1.0	81.0
Net Interest Income	15,578	16,657	14,499	(6.5)	7.4
Expanded ALL	(3,907)	(4,568)	(6,708)	(14.5)	(41.8)
Fee and Commission Income	8,067	8,717	8,283	(7.5)	(2.6)
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,204)	(11,483)	(11,757)	(2.4)	(4.7)
Income from Insurance, Pension Plans and Capitalization Bonds	3,137	2,281	2,931	37.5	7.0
Statement of Financial Position					
Total Assets	1,662,619	1,644,804	1,486,358	1.1	11.9
Loans - Expanded Loan Portfolio	705,160	686,968	655,094	2.6	7.6
- Individuals	270,220	260,258	239,214	3.8	13.0
- Companies	434,940	426,711	415,880	1.9	4.6
Shareholders' Equity	144,240	143,703	129,548	0.4	11.3
Assets under Management	2,550,871	2,508,295	2,252,994	1.7	13.2
Capital and Liquidity - %					
Total Ratio	15.4	15.8	13.9	(0.4) p.p.	1.5 p.p.
Tier I Capital	13.6	13.8	11.4	(0.2) p.p.	2.2 p.p.
Liquidity Coverage Ratio (LCR)	162.9	178.4	141.6	(15.5) p.p.	21.3 p.p.
Net Stable Funding Ratio (NSFR)	114.8	120.1	110.7	(5.3) p.p.	4.1 p.p.
Profitability and Efficiency %					
Annualized Return on Average Equity (ROAE) (2)	18.7	20.0	11.7	(1.3) p.p.	7.0 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.0	-	0.6 p.p.
Efficiency Ratio (ER)	45.0	44.6	49.3	0.4 p.p.	(4.3) p.p.
Market Indicators					
Recurring Net Income per Share (accumulated 12 months) - R$ (3)	2.29	2.00	2.41	14.2	(5.1)
Market Capitalization (4)	222,092	226,778	158,941	(2.1)	39.7
Dividends/Interest on Shareholders' Equity	1,754	1,557	1,012	12.6	73.2
Price/Earnings Ratio (5)	10.0	11.7	6.8	(1.7)	3.2
Price to Book Ratio	1.5	1.6	1.2	(0.1)	0.3
Dividend Yield - % (6) (7)	2.5	2.6	10.0	(0.1) p.p.	(7.5) p.p.
Portfolio Indicators - %					
Delinquency Ratio (over 90 days)	2.5	2.2	3.7	0.3 p.p.	(1.2) p.p.
Delinquency Ratio (over 60 days)	3.3	2.9	4.6	0.4 p.p.	(1.3) p.p.
NPL Creation - 90 days	1.2	0.7	1.5	0.5 p.p.	(0.3) p.p.
Coverage Ratio (> 90 days)	349.8	402.8	227.9	(53.0) p.p.	121.9 p.p.
Coverage Ratio (> 60 days)	266.7	310.6	184.2	(43.9) p.p.	82.5 p.p.

(1) According to the non-recurring events described on page 31 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Net Interest Income	**15,578**	**16,657**	**14,499**	**(6.5)**	**7.4**
- Client Portion	13,225	13,219	12,964	-	2.0
- Market Portion	2,353	3,438	1,535	(31.6)	53.3
Expanded ALL	**(3,907)**	**(4,568)**	**(6,708)**	**(14.5)**	**(41.8)**
Gross Income from Financial Intermediation	**11,671**	**12,089**	**7,791**	**(3.5)**	**49.8**
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,137	2,281	2,931	37.5	7.0
Fee and Commission Income	8,067	8,717	8,283	(7.5)	(2.6)
Operating Expenses	(11,204)	(11,483)	(11,757)	(2.4)	(4.7)
Personnel Expenses	(5,069)	(5,134)	(5,321)	(1.3)	(4.7)
Other Administrative Expenses	(4,812)	(5,364)	(5,078)	(10.3)	(5.2)
Other Operating Income / (Expenses) (1)	(1,323)	(985)	(1,358)	34.3	(2.6)
Tax Expenses	(1,933)	(1,979)	(1,913)	(2.3)	1.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	30	47	62	(36.2)	(51.6)
Operating Income	**9,768**	**9,672**	**5,397**	**1.0**	**81.0**
Non-Operating Income	(89)	(79)	12	12.7	-
Income Tax / Social Contribution	(3,096)	(2,717)	(1,599)	13.9	93.6
Non-controlling interests in subsidiaries	(68)	(75)	(57)	(9.3)	19.3
Recurring Net Income (2)	**6,515**	**6,801**	**3,753**	**(4.2)**	**73.6**

(1) During 2020, supplementary provisions in the sum of R$1,259 million were made in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In the 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision, in the same value, for long-term provision of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20; and

(2) According to the non-recurring events described on page 31 of this report.

Income, Returns and Efficiency

The growth of 73.6% in our results compared to the 1Q20 is a reflection of lower ALL expenses carried out in the period and reduction of operating expenses, in addition to the increase in the client portion and market portion and income from insurance operations.

In the comparative with the previous quarter, the operating income increased 1.0%, even with the constitution of R$1 billion in the 1Q21 regarding supplementary ALL.

The 12-month ER in the 1Q21 continues presenting a consistent improvement in relation to all the comparative periods, reflecting strong cost control coupled with the growth in the net interest income. The accumulated ratio of 45.3% is the lowest rate of the series presented.

The quarterly ER improved 4.3 p.p. in comparison with the 1Q20 due to the reduction of the operating expenses, of a higher net interest income and a higher income from insurance. In the comparison with the 4Q20, the variation of 0.4 p.p. is a reflection of the seasonality of the last quarter of 2020. The quarterly risk-adjusted ER meaningful improvement in comparison to the 1Q20, due to the reduction of ALL expenses.

Recurring Net Income


R$ million
6,238 6,462 6,542 6,645 3,753 3,873 5,031 6,801 6,515
29.1 28.4 28.8 28.9 30.9 35.1 26.3 18.8 25.0
70.9 71.6 71.2 71.1 69.1 64.9 73.7 81.2 75.0
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Banking Activities
Insurance Activities

ROAE Quarterly and Accrued


%
20.5 20.6 20.5 21.2 11.7 11.9 15.2 20.0 18.7
20.5 20.6 20.2 20.6 11.7 11.8 12.9 14.8 18.7
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
64.5 64.2 63.9 63.5 77.4 78.1 72.2 72.0 67.9
63.5 63.3 63.3 63.4 66.7 70.5 70.2 62.4 60.7
49.5 49.4 49.5 49.0 49.1 47.8 47.2 46.3 45.3
48.6 49.2 49.9 48.3 49.3 44.0 47.6 44.6 45.0
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	1Q21	4Q20	1Q20	Variation 1Q21 x 4Q20 R$	Variation 1Q21 x 4Q20 %	Variation 1Q21 x 1Q20 R$	Variation 1Q21 x 1Q20 %
Net Interest Income	15,578	16,657	14,499	(1,079)	(6.5)	1,079	7.4
Client Portion (1)	13,225	13,219	12,964	6	-	261	2.0
Average Balance	609,579	595,323	540,141	317		1,667	
Average Rate	9.1%	9.2%	10.0%	(311)		(1,406)	
Market Portion (2)	2,353	3,438	1,535	(1,085)	(31.6)	818	53.3

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL

Client Portion - Indicators


R$ million
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %

Change in the Client Portion


R$ million
13,219
317
(163)
145
(293)
13,225
4Q20
Average Volume
Spread
Products Mix
Number of Days
1Q21

The net interest income - client portion – continues presenting a consistent growth (+R$667 million or +8% in the quarter). Consequently, the net spread evolved +0.4 p.p. in comparison to the 4Q20. The improvement observed by the product mix in the 1Q21 is related, mainly, to the growth in the portfolio of individuals. This movement, as well as the increase of the portfolio, neutralized the negative impact of lower quantity of working/consecutive days in the net interest income in the 1Q21.

In comparison with the same period of the previous year, the net interest income – client portion – evolved 2%, driven by the strong credit origination, in lower-risk lines, in which we observed a growth greater than two digits in the year, highlighting the working capital, payroll-deductible loans, personal loans, vehicle financing and real estate financing, which has compensated the portfolio's lower spreads.

Portfolio Mix


%
2016
2017
2018
2019
2020
Mar21
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises

Product Mix - Individuals


%
Mar21
2020
2019
2018
2017
2016
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

Net Interest Income – Market Portion

The net interest income - market portion in the quarter was impacted by a lower hedge position of the Bank's investments abroad and by a lower mark to market results.

Loan Portfolio

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar21	Dec20	Mar20	Variation % Quartely	Variation % 12 months
Individuals	266,968	257,406	237,261	3.7	12.5
Companies	261,611	252,906	240,315	3.4	8.9
Loan Portfolio - Bacen	**528,580**	**510,311**	**477,577**	**3.6**	**10.7**
Sureties and Guarantees	79,256	80,237	84,890	(1.2)	(6.6)
Operations bearing Credit Risk - Commercial Portfolio	71,113	71,782	62,484	(0.9)	13.8
Other	26,211	24,638	30,143	6.4	(13.0)
Expanded Loan Portfolio[1]	**705,160**	**686,968**	**655,094**	**2.6**	**7.6**
Companies	**434,940**	**426,711**	**415,880**	**1.9**	**4.6**
Large Corporates	293,574	291,357	296,733	0.8	(1.1)
Micro, Small and Medium-Sized Enterprises[1]	141,366	135,353	119,148	4.4	18.6
Individuals[1]	**270,220**	**260,258**	**239,214**	**3.8**	**13.0**
		Without exchange variation		2.0	7.0

(1) Disregarding the consolidation of BAC the developments in 12 months would be: Total Expanded Portfolio 6.2%; SMEs 13.0%; and Individuals 11.9%.

The loan portfolio (Bacen) of March 2021 registered an increase both in the quarter and in the annual comparison, being boosted mainly by operations with individuals, with emphasis on operations related to real estate financing, personal loans and payroll-deductible loans. In the annual comparison, operations of companies increased 8.9%, highlighting the following products: working capital, real estate financing and CDC/leasing.

In the expanded portfolio, we highlight the growth in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

Our average daily origination from individuals increased 14% in the 1Q21 in comparison with the 1Q20, mainly boosted by the high volume of real estate financing. In the 1Q21, of the total loans authorized by the Organization, 28.4% were made autonomously by clients via Digital Channels, with emphasis on loans authorized for individuals, which came up to R$9.6 billion in the 1Q21 (+37% in relation to the 1Q20). From this total, there was an increase of 50% in the individuals' mobile channel, all that in relation to the 1Q20 releases, reaching R$7.3 billion in this quarter. For more information on Digital Channels, please see the additional chapter of the Economic and Financial Analysis Report.

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Individuals	**270,220**	**260,258**	**239,214**	**3.8**	**13.0**
Consumer Financing	**173,765**	**169,101**	**163,926**	**2.8**	**6.0**
Payroll-deductible Loans	72,804	69,664	65,320	4.5	11.5
Credit Card	40,549	42,054	39,496	(3.6)	2.7
Personal Loans	30,873	27,978	29,639	10.3	4.2
CDC / Vehicle Leasing	29,539	29,405	29,471	0.5	0.2
Real Estate Financing [1]	**63,747**	**59,163**	**46,173**	**7.7**	**38.1**
Other Products	**32,707**	**31,994**	**29,114**	**2.2**	**12.3**
Rural Loans	10,928	10,444	10,000	4.6	9.3
BNDES/Finame Onlendings	6,363	6,106	5,901	4.2	7.8
Other	15,417	15,444	13,214	(0.2)	16.7
Companies	**434,940**	**426,711**	**415,880**	**1.9**	**4.6**
Working Capital	89,407	91,586	68,405	(2.4)	30.7
Foreign Trade Finance	66,379	57,636	66,264	15.2	0.2
Real Estate Financing [1]	18,060	18,588	15,768	(2.8)	14.5
BNDES/Finame Onlendings	15,961	16,714	16,253	(4.5)	(1.8)
Overdraft Account	4,174	3,290	7,248	26.9	(42.4)
CDC / Leasing	17,391	16,645	15,919	4.5	9.2
Rural Loans	14,190	11,888	13,857	19.4	2.4
Sureties and Guarantees	78,303	79,410	84,167	(1.4)	(7.0)
Operations bearing Credit Risk - Commercial Portfolio	71,113	71,782	62,484	(0.9)	13.8
Other	59,962	59,172	65,514	1.3	(8.5)
Expanded Loan Portfolio	**705,160**	**686,968**	**655,094**	**2.6**	**7.6**
Real	656,608	645,370	606,062	1.7	8.3
Foreign Currency	48,552	41,599	49,032	16.7	(1.0)

(1) Disregarding the consolidation of BAC, the developments in the Real Estate Financing in 12 months would be: in Individuals 32.4%; and in Companies (14.9%).

Real Estate Financing

Portfolio



R$ million
61,296 61,847 62,830 61,222 61,941 64,534 67,177 77,751 81,807
21,537 20,565 19,900 16,935 15,768 15,485 14,890 18,588 18,060
39,759 41,282 42,931 44,288 46,173 49,049 52,287 59,163 63,747
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Individuals
Companies

Origination



R$ million
3,738 4,683 4,858 4,585 4,516 4,788 6,322 8,920 7,770
926 1,452 1,183 1,312 954 535 860 2,021 788
2,812 3,231 3,675 3,273 3,562 4,253 5,462 6,899 6,982
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Borrower
Builder

Profile of the Individual Portfolio – 1Q21 Origination

Average term: **320 Months**

R$516 Thousand	R$307 Thousand	59.6%	49.6%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



R$ million
▲ 58.9%
15,438 16,436 19,964 18,158 17,092 16,145 20,760 31,243 27,157
5,137 4,949 7,340 6,843 5,070 1,601 3,876 9,364 4,432
10,301 11,487 12,624 11,315 12,022 14,544 16,884 21,879 22,725
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
71.2 70.6 69.7 70.1 68.8 69.2 70.0 71.3 70.2
R$ million
53,505 57,318 60,258 62,987 65,320 65,448 66,404 69,664 72,804
77.1 77.9 78.6 79.6 80.9 81.6 83.1 84.5 85.6
22.9 22.1 21.4 20.4 19.1 18.4 16.9 15.5 14.4
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector



%
46.3 47.4 46.6
6.0 6.0 5.0
47.7 46.6 48.4
Mar19 Mar20 Mar21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Mar21 (1)

16.1%	
Total	

20.6%	Social Security (INSS)
14.7%	Private sector
13.3%	Public sector

(1) Reference Date: February 2021.

Vehicle Financing

Portfolio


R$ million
38,226
40,527
43,260
45,960
47,087
45,369
45,786
47,298
47,991
13,062
13,979
15,255
16,444
17,084
16,576
16,830
17,422
17,984
25,164
26,547
28,005
29,516
30,003
28,793
28,956
29,876
30,007
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Companies


Distribution of the Portfolio by Product
%
11.7
1.5
86.7
7.8
1.9
90.3
6.3
1.4
92.3
Mar19
Mar20
Mar21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.1 billion	R$41 thousand	43 months	37%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan21 – Mar21

The 1Q21 was influenced by external factors, such as the intermittency in the activities performed by dealers/sales correspondents as a result of the restrictive measures against Covid-19 and the paralysis of some automakers due to lack of inputs for the production of new vehicles.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar21	%	Dec20	%	Mar20	%
Economic Sector						
Public Sector	**15,108**	**2.1**	**15,772**	**2.3**	**16,635**	**2.5**
Petrol, derived and aggregated activities	10,961	1.6	11,312	1.6	12,134	1.9
Production and distribution of electricity	3,256	0.5	3,504	0.5	3,682	0.6
Other sectors	891	0.1	956	0.1	819	0.1
Private Sector	**690,052**	**97.9**	**671,196**	**97.7**	**638,459**	**97.5**
Companies	**419,832**	**59.6**	**410,938**	**59.8**	**399,245**	**60.9**
Real estate and construction activities	30,203	4.3	31,107	4.5	34,466	5.3
Retail	43,959	6.2	43,994	6.4	41,077	6.3
Transportation and concession	34,489	4.9	35,032	5.1	32,774	5.0
Services	47,762	6.8	43,569	6.3	40,023	6.1
Wholesale	23,083	3.3	23,759	3.5	20,308	3.1
Automotive	19,021	2.7	19,917	2.9	20,989	3.2
Food products	19,040	2.7	17,970	2.6	15,518	2.4
Other sectors	202,275	28.7	195,590	28.5	194,090	29.6
Individuals	**270,220**	**38.3**	**260,258**	**37.9**	**239,214**	**36.5**
Total	**705,160**	**100.0**	**686,968**	**100.0**	**655,094**	**100.0**

Loan Portfolio

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, which demonstrates our client diversification.



%
33.5
34.8
32.6
31.4
30.6
27.0
27.7
26.0
25.0
24.2
17.5
17.2
15.8
15.0
14.5
11.0
10.7
10.0
9.2
9.1
1.9
1.9
1.8
1.6
1.6
Mar20
June
Sept
Dec
Mar21
100 Largest
10 Largest
50 Largest
Largest borrower
20 Largest

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Mar21	Dec20	Mar20
1 to 30 days	10.0	8.7	11.4
31 to 60 days	5.7	5.7	6.5
61 to 90 days	5.0	5.0	5.7
91 to 180 days	10.7	12.1	11.7
Short-Term	**31.4**	**31.5**	**35.3**
181 to 360 days	15.0	14.4	15.5
Over 360 days	53.6	54.1	49.2
Medium/ Long-Term	**68.6**	**68.5**	**64.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.6% of operations with new clients were classified in ratings AA to C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between March 2020 and 2021	Total Credit on March 2021		New Customers between April 2020 and March 2021		Remaining customers from March 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	633,453	89.8%	44,943	96.6%	588,510	89.4%
D	21,034	3.0%	455	1.0%	20,579	3.1%
E - H	50,673	7.2%	1,115	2.4%	49,558	7.5%
Total	**705,160**	**100.0%**	**46,513**	**100.0%**	**658,647**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Customer Profile	Mar21			Dec20			Mar20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	90.5	1.6	7.9	89.9	2.0	8.1	91.1	0.7	8.2
Micro, Small and Medium-Sized Enterprises	89.3	3.0	7.7	88.0	4.0	8.0	89.1	2.5	8.3
Individuals	89.4	4.4	6.2	89.5	4.3	6.2	91.6	1.9	6.5
Total	**89.8**	**3.0**	**7.2**	**89.4**	**3.2**	**7.4**	**90.9**	**1.5**	**7.6**

Expenses with Expanded ALL

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Expanded ALL	**(3,907)**	**(4,568)**	**(6,708)**	**(14.5)**	**(41.8)**
ALL Expenses	(4,935)	(4,066)	(7,359)	21.4	(32.9)
Income from Credit Recovery	1,730	1,588	1,420	8.9	21.8
Impairment of Financial Assets	(43)	(1,442)	(174)	(97.0)	(75.3)
Granted Discounts / Other (1)	(659)	(648)	(595)	1.7	10.8

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The reduction of 41.8% compared to the 1Q20, was mainly due to the volume of constitution of ALL expenses due to uncertainties generated by the Covid-19 pandemic at the beginning of 2020. In comparison to the previous quarter, the reduction of 14.5%, even taking into account the constitution of the supplementary ALL in the 1Q21, to the sum of R$1.0 billion, is justified by the lower expenses with the impairment of financial assets, which presented a one-off growth in the previous quarter due to a specific client, in addition to higher revenues with credit recovery.

Furthermore, we continue evolving in our loan operations in 12 months, whose portfolio increased 11% (+13% in operations aimed at individuals and +9% in operations aimed at companies), reflecting in the ALL expenses due to the minimum reserves required by the Central Bank of Brazil.


Expanded ALL/ Expanded Loan Portfolio
%
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
R$ million
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 1Q21, our ALL stock totaled R$46.0 billion, representing 8.7% of our loan portfolio, and coverage ratio for loans overdue for more than 90 days reached 349.8%. It is worth mentioning that our internal studies are based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect our expectation of losses in different economic scenarios.

Renegotiated Portfolio

Evolution of the Balance of the Portfolio



R$ billion
18.9
6.7
12.2
19.6
7.3
12.3
18.8
5.8
13.0
19.0
5.4
13.6
19.6
5.5
14.1
23.5
5.0
18.5
27.5
4.7
22.8
29.4
4.9
24.5
29.4
5.4
24.0
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Originated from active portfolio
Originated from portfolio in writ-off

Our Renegotiation Portfolio remained stable in comparison to the previous quarter and showed an increase in relation to March 2020, a reflection of our actions to readjust the cash flows of our clients in the course of 2020 due to the Covid-19 pandemic. Our ALL/Renegotiated Portfolio showed a reduction of 3.0 p.p. in comparison to March 2020, due to the lower ALL expenses associated with flexibility in terms of renegotiation, including greater grace periods and in accordance with the risk profile, to the point it increased 2.3 p.p. that in the quarter due to the resumption of the normal flow of maturities.

The delinquency rate reached 14.4%, a reduction of 6.4 p.p. in comparison to the same period of the previous year, and an increase of 7.0 p.p. in the quarter.

ALL / Renegotiated Portfolio



%
63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Delinquency ratio over 90 days



%
28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Renegotiated Portfolio / Bacen Portfolio



%
3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Extended Operations

Closing March 2021 with the accounting balance of operations, net of amortizations by R$44.1 billion, with the following composition: up-to-date – R$37.4 billion, in arrears – R$3.9 billion and in grace period – R$2.9 billion (55% settled in April 2021).

R$44 billion

accounting balance net of amortizations

Credit profile of clients who have requested an extension

93%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
69%	with real collateral
14 years	average time of relationship



R$1.1 bi
0.2%
R$2.9 bi
0.6%
R$3.9 bi
0.7%
R$ billion
55.3
42.0
13.3
48.0
37.5
10.5
44.1
33.8
10.3
Sept20
Dec20
Mar21
Multipurpose
Wholesale
In arrears (over 30 days) *



R$ billion
Balance by Product
4.3
0.5
3.9
19.0
Mar21
7.6
8.9
Real Estate Financing
Working Capital
Vehicles
Personal Loans
BNDES / Rural
Payroll-deductible Loans / Cards

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days was 2.5% in March 2021, showing a reduction of 1.2 p.p. in the last year. This movement could be observed in all the segments in which we operate. The various actions adopted to support the clients and, mainly, associated with the extensions of maturity and renegotiations, contributed to this decline. In the last quarter there is an increase of 0.3 p.p. which, to a large extent, is explained by the seasonality of this period.

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days showed a reduction of 1.0 p.p. in the year and reached 3.2% in March 2021, still one of the lowest rates in the series. In the last quarter we had an expected increase of 0.4 p.p., as a result, mainly, from the seasonality of the beginning of this year.

In both indicators, the historical series demonstrates that the current indexes are at controlled levels and still below the pre-pandemic levels. In addition to the actions already mentioned, there is a large contribution of constant analytical innovations, guided by a myriad of new information processed in real time and that combined with more intuitive digital journeys, has been providing more profitable originations, as well as a more fluid access of clients for them to reorganize their contracts.

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remain at high levels and reached 266.7% and 349.8%, respectively. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of our provision reached R$46.0 billion, showing an increase of 13.7% in comparison to March 2020, while our loan portfolio evolved 7.6% in the period. The supplementary ALL represented 2.2% of our loan portfolio in March 2021 (2.0% in March 2020), demonstrating the strengthening of our provisioning to deal with the effects of the pandemic.


Coverage Ratio
%
548.0 517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0
269.2 267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8
220.2 209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7
125.6 122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1
8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7
4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned


Provision and Overdue Portfolio
R$ million
36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030
6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569
16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389
13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260
13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)

NPL Creation | 90 days vs. Write-offs

Total NPL Creation presented a reduction of 8.9% in comparison to the same period of the previous year, justified by the impact of specific cases of corporate and company segments in the 1Q20, in addition to the increase in the delinquency of mass market operations. In relation to the previous quarter, the increase reflects the normalization of the usual policies for concession and management of the loan portfolio. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
3,826 4,532 5,819 3,672 6,982 2,195 684 3,674 6,363
2,575 2,843 2,969 3,248 3,974 2,379 289 2,279 4,040
1,233 1,356 1,362 856 2,074 922 2,073
18 334 1,489 (431) 934 146 473 249
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates


Write-offs
R$ million
4,389 4,476 3,591 4,670 4,250 5,526 3,837 3,694 4,459
2,527 2,567 2,350 2,566 2,868 3,216 2,651 2,422 2,697
1,332 1,322 1,026 1,234 1,103 1,677 1,152 759 1,080
530 587 870 633 513 682
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Micro, Small and Medium-Sized Enterprises
Individuals
Baixas


Gross ALL Expenses (1) /NPL Creation - 90 days
%
R$ million
164 96 78 126 105 398 823 111 78
3,826 6,292 4,532 4,349 5,819 4,522 3,672 4,622 6,982 7,359 2,195 8,745 684 5,626 3,674 4,066 6,363 4,935
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Demand Deposits	52,997	55,600	38,101	(4.7)	39.1
Savings Deposits	134,181	136,698	113,106	(1.8)	18.6
Time Deposits + Debentures	361,840	370,061	258,180	(2.2)	40.2
Borrowing and Onlending	54,129	49,808	60,241	8.7	(10.1)
Funds from Issuance of Securities	142,709	145,017	172,560	(1.6)	(17.3)
Subordinated Debts	7,841	15,875	15,620	(50.6)	(49.8)
Eligible Debt Capital Instruments	37,489	37,371	36,614	0.3	2.4
Subtotal	**791,186**	**810,430**	**694,422**	**(2.4)**	**13.9**
Obligations for Repurchase Agreements (1)	271,749	250,746	224,136	8.4	21.2
Interbank Deposits	2,456	837	888	-	-
Working Capital (Own/Managed)	120,074	118,924	104,913	1.0	14.5
Foreign Exchange Portfolio	30,808	18,758	37,930	64.2	(18.8)
Payment of Taxes and Other Contributions	5,213	707	2,980	-	74.9
Technical provisions for insurance, pension plans and capitalization bonds	285,163	284,606	272,257	0.2	4.7
Funds raised	**1,506,649**	**1,485,008**	**1,337,527**	**1.5**	**12.6**
Investment Funds and Managed Portfolios	**1,044,222**	**1,023,287**	**915,467**	**2.0**	**14.1**
Total Assets under Management	**2,550,871**	**2,508,295**	**2,252,994**	**1.7**	**13.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given our capacity to obtain funding from clients effectively. This is a result of our broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	58,210	56,307	41,081	3.4	41.7
Savings Deposits	134,181	136,698	113,106	(1.8)	18.6
Time Deposits + Debentures	361,840	370,061	258,180	(2.2)	40.2
Funds from Financial Bills	131,224	134,356	160,305	(2.3)	(18.1)
Customer Funds (1)	**685,455**	**697,422**	**572,672**	**(1.7)**	**19.7**
(-) Reserve Requirements	(83,855)	(83,758)	(65,895)	0.1	27.3
(-) Available Funds (Brazil)	(19,999)	(18,019)	(14,893)	11.0	34.3
Customer Funds Net of Reserve Requirements	**581,601**	**595,645**	**491,884**	**(2.4)**	**18.2**
Borrowing and Onlending	54,129	49,808	60,241	8.7	(10.1)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	79,608	87,431	81,816	(8.9)	(2.7)
Total Funding (A)	**715,338**	**732,885**	**633,941**	**(2.4)**	**12.8**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**625,904**	**606,732**	**570,204**	**3.2**	**9.8**
B / A	87.5%	82.8%	89.9%	**4.7 p.p.**	**(2.4) p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Fee and Commission Income

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Card Income	2,639	2,983	2,700	(11.5)	(2.3)
Checking Account	1,943	2,072	1,980	(6.2)	(1.9)
Asset Management	797	815	913	(2.2)	(12.7)
Loans Operations	634	685	721	(7.4)	(12.1)
Collections and Payments	615	665	659	(7.5)	(6.7)
Consortium Management	513	511	490	0.4	4.7
Custody and Brokerage Services	358	328	346	9.1	3.5
Underwriting / Financial Advisory Services	255	344	192	(25.9)	32.8
Other	313	314	282	(0.3)	11.0
Total	**8,067**	**8,717**	**8,283**	**(7.5)**	**(2.6)**
Business Days	**61**				

The worsening of the adverse economic scenario coupled with a lower number of working days in the quarter affected the performance of a large part of the lines of revenue. We also highlight the new electronic means of payment and bank transfers, without cost to clients, which were implemented by the market, in addition to the end of year seasonality, which contributed to the good performance of the 4Q20. Below are the results from fee and commission income in the periods:

- **Card Income** The drop in the periods reflects the lower volume traded, as well as the change of the profile of purchases made, whose card transactions in this period have shown a higher concentration of spending at establishments with revenues earned, which are generally lower compared to the establishments most impacted during the quarantine.
- **Checking Account** The impact in the 1Q21, in comparison to the same period of the previous year, is a reflection of the lesser use of unbundled services and the increase of transactions via Pix, in addition to a shorter transactional volume of our correspondents, due to the restrictive measures to businesses. This effect was partially mitigated by the constant evolution of the client base during the periods.
- **Asset Management** The variation observed in relation to the 1Q20 is due to the review of the asset management fees aiming to adapt them to the new scenario of interest rate (Selic) and the redemptions observed in the asset industry, with emphasis on the fixed income assets. In comparison to the previous quarter, the variation reflects the continuity of the strategy of diversification of the offer of products, aligned with the investor profile and their goals, however, it is impacted by a lower quantity of working days in the last quarter.
- **Loan Operations** The fall in the periods is related to the lower volumes of credit purchasing/origination, being partially offset by the good performance in income from real estate financing and working capital.
- **Collections and Payments** The variations observed in the periods reflect the lower income from collections originating from social distancing, seasonality of the period and decrease of revenues due to the migration of physical channels for electronics, in addition to the suspension of the collection of the DPVAT tax.
- **Consortium Management** The good performance observed in the year-to-year comparison (1Q21 x 1Q20) is a reflection of our active presence in the lines of personal property and real estate, in which we are the market leader. Regarding this quarter, it is worth highlighting sales to individuals and companies originated on mobile digital channels, Internet Banking and *Net Empresa*, which totaled R$1.1 billion in the 1Q21, with strong operation in market niches, such as agribusiness and real estate. With a comprehensive portfolio of products to meet all market segments, 52.6 thousand clients were included with letters of credit paid in the 1Q21, reaching the sum of R$2.1 billion.
- **Custody and Brokerage Services** The positive variation in the periods is related to the higher volumes traded in the stock exchange with emphasis on the performance obtained in transactions carried out through Ágora Corretora.
- **Underwriting/Financial Advisory Services** Here, revenues performance is related to the volatility of the capital market activity combined with our ability to capture business opportunities.

Volume Traded - Credit Cards


In million
49,064
49,998
51,921
54,862
53,803
40,990
45,846
52,175
52,101
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

Checking Account Holders


In million
28.8
29.2
29.6
30.1
30.7
31.3
31.9
32.3
33.1
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

Investments Funds and Managed Portfolios


R$ billion
954.4
971.1
995.5
1,000.8
915.5
940.4
972.5
1,023.3
1,044.2
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

Number of Outstanding Consortium Quotas


In thousands
1,528
1,539
1,601
1,617
1,585
1,550
1,548
1,528
1,516
1,209
1,215
1,266
1,280
1,262
1,236
1,232
1,222
1,220
260
261
267
266
252
244
243
235
227
59
63
69
71
71
70
73
71
69
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Trucks
Real Estate
Auto

Assets under Custody


R$ billion
1,654
1,775
1,803
1,855
1,590
1,718
1,768
1,949
1,977
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

Operating Expenses

bradesco

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Personnel Expenses					
Structural	**4,044**	**4,159**	**4,289**	**(2.8)**	**(5.7)**
Payroll/Social Charges	2,896	2,981	3,074	(2.9)	(5.8)
Benefits	1,148	1,178	1,215	(2.5)	(5.5)
Non-Structural	**1,025**	**975**	**1,032**	**5.1**	**(0.7)**
Management and Employee Profit Sharing	809	756	778	7.0	4.0
Provision for Labor Claims	127	129	148	(1.6)	(14.2)
Training	15	27	34	(44.4)	(55.9)
Termination Costs	74	63	72	17.5	2.8
Total - Personnel Expenses	**5,069**	**5,134**	**5,321**	**(1.3)**	**(4.7)**
Administrative Expenses					
Outsourced Services	1,179	1,418	1,284	(16.9)	(8.2)
Depreciation and Amortization	828	836	799	(1.0)	3.6
Data Processing	645	680	511	(5.1)	26.2
Communication	381	362	404	5.2	(5.7)
Asset Maintenance	328	357	316	(8.1)	3.8
Rent	323	323	345	-	(6.4)
Financial System Services	243	284	273	(14.4)	(11.0)
Advertising and Marketing	203	398	291	(49.0)	(30.2)
Transportation	162	155	190	4.5	(14.7)
Security and Surveillance	152	151	185	0.7	(17.8)
Utilities (Water, Electricity and Gas)	93	91	112	2.2	(17.0)
Materials	25	42	40	(40.5)	(37.5)
Travel	9	8	53	12.5	(83.0)
Other	241	259	275	(6.9)	(12.4)
Total - Administrative Expenses	**4,812**	**5,364**	**5,078**	**(10.3)**	**(5.2)**
Total Expenses Administrative + Personnel	**9,881**	**10,498**	**10,399**	**(5.9)**	**(5.0)**
Other Operating Expenses Net of Revenue					
Expenses with Marketing of Cards	483	521	662	(7.3)	(27.0)
Civil and Tax Contingencies	79	366	67	(78.4)	17.9
Claims	106	129	93	(17.8)	14.0
Other (1)	655	(31)	536	-	22.2
Total - Operating Expenses Net of Revenue	**1,323**	**985**	**1,358**	**34.3**	**(2.6)**
Total Operating Expenses	**11,204**	**11,483**	**11,757**	**(2.4)**	**(4.7)**

(1) In the 4Q20, it considers the partial reversal of the additional expenses that were made in the Insurance Group, to the sum of R$632 million.

In the annual comparison (1Q21 vs. 1Q20), **the operating expenses presented a reduction of 4.7% (R$0.6 billion).**

- **Personnel Expenses** The fall of 4.7% in the annual comparison (1Q21 vs. 1Q20) and 1.3% in the quarterly comparative (1Q21 vs. 4Q20) is due to lower expenses in the structural portion, which was partially offset by higher variable expenses (profit sharing) and the costs of terminations, which were allocated in the non-structural portion. It is worth noting that the effect of the collective labor convention was 1.5% in 2020.

- **Administrative Expenses** The rigorous and continuous cost control, arising out of Management actions, continues reflecting on the performance of the administrative expenses, dropping in virtually all the lines, in all the comparative periods (-5.2% compared to 1Q20 and -10.3% on a quarterly comparison). It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 6.1% and 31.1%, respectively.

  We also highlight the significant increase of our business units. These Banking Service Points (PAs) are exclusively dedicated to the relationship, financial consulting and offer of products and services to clients, with a lighter structure compared to that of a branch, which enables us to reduce our cost of serving.

Branches and PAEs/PAs



Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
4,594
4,581
4,567
4,478
4,400
4,167
3,795
3,395
3,312
4,761
4,783
4,775
4,871
4,922
4,901
4,813
4,737
4,709
4,761
4,783
4,775
57 4,928
66 4,988
276 5,177
571 5,384
708 5,445
766 5,475
Branches
PAEs and PAs
Business Units

- **Other Operating Expenses, Net of Income** The increase in the quarter is a reflection of the reversion in the 4Q20 of part of the additional provision made during the year 2020 in the Insurance Group, to the sum of R$632 million, offset by lower costs with civil and tax contingencies.

Information	Net Income	ROAE	Revenues
1Q21	1,629 +27.7% in the quarter +40.6% in 12 months	19.6%	19,529 +7.5% in the quarter +3.0% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income[1]	11,594	10,544	11,400	10.0	1.7
Retained Claims	(7,908)	(7,824)	(7,139)	1.1	10.8
Capitalization Bond Draws and Redemptions	(1,194)	(1,065)	(1,302)	12.1	(8.3)
Selling Expenses	(772)	(818)	(775)	(5.6)	(0.4)
Financial Results	1,417	1,443	747	(1.8)	89.7
Income from Insurance, Pension Plans and Capitalization Bonds	**3,137**	**2,281**	**2,931**	**37.5**	**7.0**
Fee and Commission Income	442	461	475	(4.2)	(7.0)
Personnel Expenses	(410)	(347)	(399)	18.1	2.7
Other Administrative Expenses	(328)	(352)	(364)	(6.7)	(9.9)
Others [1]	(167)	144	(676)	-	(75.3)
Operating Income	**2,674**	**2,188**	**1,967**	**22.2**	**35.9**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,045)	(912)	(809)	14.6	29.2
Recurring Net Income	**1,629**	**1,276**	**1,158**	**27.7**	**40.6**
Selected Asset Data					
Total Assets	338,255	339,480	318,862	(0.4)	6.1
Securities	318,003	319,711	298,754	(0.5)	6.4
Technical Provisions	285,163	284,606	272,257	0.2	4.7
Shareholder's Equity [2]	36,119	37,792	35,946	(4.4)	0.5

(1) During 2020, additional provisions were made in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In the 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of long-term technical provisions in the Bradesco Saúde, in the same amount, without any effect on the net income; and **(2)** In March 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,379 million.

Net Income and ROAE


%
R$ million
23.4
23.7
24.1
24.2
13.4
15.5
14.9
14.3
19.6
1,814
1,833
1,885
1,919
1,158
1,361
1,325
1,276
1,629
934
398
340
142
830
514
326
163
910
549
271
155
1,029
465
269
156
811
40
182
125
583
341
359
78
639
349
232
105
642
241
301
92
627
580
314
108
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the comparison to the 1Q20 is largely justified by the improvement in the financial income, especially in the positions of variable income, multimarket trading and in our positions in securities pegged to the IPCA. This performance was partially offset by the increase in the claims ratio, which was affected by the frequency of the events related to Covid-19, by the resumption of the elective procedures and indemnifiable events due to the easing measures related to social distancing.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
R$ million
4.0
4.2
4.3
4.0
4.0
4.3
3.7
3.8
3.8
18,062
18,822
19,746
21,038
18,966
16,466
20,144
18,161
19,529
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
1,313
1,535
1,550
1,422
1,298
1,242
1,485
1,436
1,384
6,586
6,725
6,901
7,117
7,146
6,871
7,181
7,426
7,612
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,826
3,594
3,473
3,900
2,931
3,778
3,131
2,281
3,137
1,335
1,529
1,439
1,553
747
831
1,009
1,443
1,417
2,491
2,065
2,034
2,347
2,184
2,947
2,122
838
1,720
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Operating Income
Financial Result

In the comparison to the 1Q20, the performance of the operating income reflects the increase in the claims ratio, which was driven by the frequency of the events related to Covid-19, by the resumption of the elective procedures, due to easing measures related to social distancing, offset by the billing increase. It is worth noting that in the 4Q20 there was the constitution of R$632 million of long-term technical provisions, impacting the operating income.

Regarding the financial income, the evolution is justified by the behavior of the economic-financial ratios (especially IPCA and IGP-M), which impacted the performance of the financial applications, in addition to the performance in variable income and multimarket trading.

Technical Provisions

The technical provisions of the Insurance Group totaled R$285.1 billion in March 2021, representing an increase of 4.7% in relation to March 2020 and 0.2% regarding the previous quarter. This mainly reflects the higher provisions in the "Life and Pension" and "Health" lines.


Technical Provisions
R$ million
261,106 265,241 269,675 274,765 272,257 274,861 279,186 284,606 285,163
236,888 240,388 244,312 249,240 246,298 250,168 253,240 257,746 257,899
10,378 10,756 11,014 11,132 11,727 11,325 12,390 13,638 14,026
8,336 8,538 8,699 8,838 8,854 8,755 8,815 8,571 8,504
4,567 4,665 4,791 4,753 4,541 4,391 4,531 4,650 4,734
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

The performance of the 12-month combined ratio mainly reflects the increase in the claims ratio, which was impacted by the frequency of the events related to Covid-19 and the resumption of the elective procedures due to the easing measures related to social distancing.

In relation to the 4Q20, the improvement of 6.0 p.p. in the claims ratio reflects the effect of the establishment of long-term technical provisions in Bradesco Saúde in the previous quarter.

The total expense ratio reached 7.6%, showing an improvement of 1.0 p.p. in comparison to the previous quarter and 0.4 p.p. in comparison to the same period of the previous year


Combined Ratio
%
98.4 98.0 99.1 98.2 95.4 92.0 96.7 108.9 97.8
92.6 95.5 97.1 95.3 96.9 82.0 95.6 100.0 94.9
80.3 84.5 84.4 84.2 83.6 74.5 86.0 95.5 88.0
50.4 55.7 54.6 56.1 53.5 61.8 66.8 67.4 70.4
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Health
Auto/P&C
Life
Total


Claims Ratio
%
81.1 86.7 87.9 86.1 84.2 70.0 84.6 97.4 87.2
68.5 72.5 74.2 74.2 72.9 62.4 74.7 83.7 77.7
59.2 59.2 58.8 59.3 57.9 49.3 56.3 58.1 58.4
33.3 29.5 34.8 33.9 31.8 39.0 45.8 44.8 50.0
25.3 28.5 30.3 31.1 29.7 33.3 32.3 41.1 31.3
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total


Expense Ratio
%
21.3 21.0 21.3 20.8 20.4 22.5 19.7 20.8 23.5
17.1 17.6 18.0 20.3 20.0 18.0 18.3 17.8 17.0
16.7 17.2 16.8 17.1 16.7 17.7 17.0 16.7 16.4
8.2 8.3 8.2 8.3 8.0 8.5 7.8 8.6 7.6
4.6 4.6 4.5 4.8 4.4 5.1 4.5 5.5 4.5
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Life and Pension Plans

R$ million


934
830
910
1,029
811
583
639
642
627
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 1Q20, net income was influenced by the increase in the claims ratio in the "Life" line, impacted by the increase in indemnifiable events associated with Covid-19 and by the drop in financial income due to the behavior of the economic-financial index, especially the IGPM, which impacted the performance of the financial applications and the updating of technical provisions. In addition, there was a reduction of the fees and commission income, which was offset by the increase in revenues and the improvement in administrative expenses.

In comparison with the 4Q20, the decrease of net income was driven by the increase of the claims ratio, the decrease in financial income and the drop in fee and commission income, offset by the increase in revenues.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans

In thousand

Number of Life and Personal Accidents Policyholders


34,157
33,138
32,203
33,149
33,117
32,377
32,022
31,876
31,512
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21

In thousand

Number of Pension and VGBL Participants


2,961
2,947
2,942
2,937
2,912
2,893
2,882
2,873
2,867
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21

Health

R$ million


340
326
271
269
182
359
232
301
314
6,151
6,263
6,451
6,662
6,693
6,425
6,753
6,986
7,162
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

The net income growth in the 1Q21, in comparison with the 1Q20, especially reflects the increase in revenues and the improvement in financial income due to the behavior of the economic-financial index. This net income growth was partially offset by the increase in the claims ratio, which was a reflection of the increase in the frequency of the events related to Covid-19, which required hospital medical assistance, and the gradual resumption of elective procedures due to the greater easing measures related to social distancing.

In comparison to the 4Q20, the improvement of the net income was driven by the increase in revenues and the improvement in the claims ratio, impacted by the effect of constitution of long-term technical provisions. Such improvement was offset by the reduction of the financial income.

Number of Bradesco Saúde and Mediservice Policyholders

In thousand


3,579
3,586
3,609
3,666
3,643
3,622
3,664
3,658
3,678
141
139
136
134
132
130
128
127
125
3,438
3,447
3,473
3,532
3,511
3,492
3,536
3,531
3,553
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Company Health Plans
Individual Health Plans

bradesco

Capitalization Bonds


R$ million
142
163
155
156
125
78
105
92
108
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Capitalization Bond Income
Net Income

In comparison with the 1Q20, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial index, which impacted the performance of the financial applications and the updating of technical provisions. Such reduction was offset by the improvement in the administrative efficiency ratio.

In comparison to the 4Q20, the improvement of the net income was boosted by higher revenues and improvement in the administrative efficiency ratio, being offset by a reduction of the financial income.

We also highlight that we have maintained our leadership in this market, with a Market Share of 23.1% (SUSEP – February 2021).


In thousand
Number of Active Capitalization Bonds
2,751
2,711
2,733
2,736
2,733
2,633
2,565
2,506
2,350
23,034
22,712
23,105
22,220
21,574
19,706
28,721
23,533
27,986
7,253
7,301
7,387
7,477
7,465
7,231
7,161
7,016
6,914
15,781
15,411
15,718
14,743
14,109
12,475
21,560
16,517
21,072
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Active Drawing Right Assignment
Active Capitalization Bonds
Customers (Active Bonds)

Auto and Property & Casualty


R$ million
95
103
84
94
114
82
62
41
76
1,273
1,512
1,531
1,398
1,290
1,239
1,484
1,436
1,384
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Net Written Premiums
Net Income

In relation to the 1Q20, the net income decrease reflects the increase in the claims ratio and the lower financial income, due to the behavior of the economic-financial index, offset by the growth in revenues and improvement of the administrative efficiency ratio.

In the comparison with the 4Q20, the net income was impacted by the improvement in the claims ratio, especially in the property/casualty insurance line, a reflection of climatic events in the Midwest, South and Southeast regions of Brazil that occurred in the 4Q20; and impacted by the improvement of the administrative efficiency ratio. Such impact was partially offset by the decrease in revenues and the drop of the financial income.


Number of Policyholders
In thousand
2,995
2,811
2,825
3,007
2,994
2,818
2,745
2,660
2,696
1,489
1,280
1,263
1,432
1,422
1,302
1,226
1,106
1,118
1,506
1,531
1,562
1,575
1,572
1,516
1,519
1,554
1,578
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Auto/Optional Third-Party Liability
P&C

Despite the worsening of the Covid-19 pandemic in the country, the insurance market gave signs of resilience and recovery at the beginning of 2021, driven, largely, by its rapid and efficient adaptation to the challenges that are being imposed by the adverse economic scenario since March 2020.

In this context, the Insurance Group showed a positive performance in the first three months of 2021. The net income reached R$1.6 billion, registering a growth of 40.6% in comparison to the same period of 2020, favored by the increase of 89.7% of the financial income and a reduction of 9.9% of the administrative expenses. The income from insurance, pension plans and capitalization bonds was of R$3.1 billion, registering an expansion of 7.0% compared to the 1Q20 (37.5% in the 4Q20). It is also worth mentioning the expressive increase of 6.2 p.p. in the ROAE, which rose from 13.4% to 19.6% in comparison to the same period of 2020.

In relation to performance indicators, the rate for administrative efficiency deserves highlighting, which stood at 3.8% in the 1Q21, an improvement of 0.2 p.p. compared to the 1Q20. The claims ratio reached 77.7%, which represented an increase of 4.8 p.p. in comparison with the same period of the previous year, reflecting a gradual resumption of the elective procedures and events related to Covid-19, due to greater easing measures related to social distancing.

Since the beginning of the pandemic, the Insurance Group has been putting in the effort to expand and improve the risk coverage, to streamline the purchase of products and enable new marketing channels with the aim of offering its clients an even more complete and efficient protection in this moment of greatest need.

For such, it has invested more and more in its process of digital transformation, expanding and improving the distribution channels in this modality. In the 1Q21, the sales made through these channels grew by 73% compared with the 1Q20, reaching approximately R$340 million, with an increase of 31% in the number of items distributed. The sale by the Mobile channel grew 96%, while those performed via Internet Banking evolved 74%.

The Bradesco Seguros Apps already register 7.1 million downloads. In addition, 92% of Health reimbursements and 79% of claims inspections of Auto insurance were completed by digital processing, and 90% of Private Pension plans sales were digitally signed through the Bradesco App, Internet Banking and biometrics. Completing one year of operation in March 2021, the hotsite created by Bradesco Saúde and Mediservice with emphasis on self-protection and essential care on Covid-19 surpassed the mark of 1.5 million views. Information on medical advice by phone is available, among others; PCR tests, serology and list of laboratories; and clinical data that make up the support network for primary care.

Since its launch in July 2020, the Digital Health App for remote medical assistance recorded about 220 thousand appointments.

Also in March 2021, the program of Psychological Acceptance of Bradesco Saúde, which offers its beneficiaries support focused on emotional health, considering the consequences from social distancing resulting from the pandemic, completed one year. In total, the program has served more than 235 thousand people, linked to approximately 30 companies participating in the initiative.

In addition, the first unit of the network of clinics Meu Doutor Novamed was inaugurated in the region of Belo Horizonte (MG), with a focus on primary care, offering, among other services, basic and specialized medical appointments, outpatient surgical procedures and laboratory and imaging tests. The network has registered 54 thousand appointments in the 1Q21, having as a differential, appointments whenever required due to suspected cases of the Covid-19. In total, the 20 units in operation in the country performed more than 4 thousand non-scheduled appointments, which represented 7.4% of the total number of appointments in the period. Only 0.3% of the cases had to be sent to hospitals for acute treatments.

In the segment of Pension Plans, Bradesco Vida e Previdência developed new options for products in the grid of individual and corporate plans, with emphasis on the launch of investment funds in ESG (Environmental, Social and Governance) Pension, formed by companies with a high level of environmental, social responsibility and corporate governance commitment. Administered by Bradesco Asset Management (BRAM), the new products will reinforce the commitment of the company with best practices related to the environment, social inclusion and corporate transparency.

In Life Insurance, Bradesco Vida e Previdência deployed the model of subscription by phone, which allows remote purchase of products by means of online interviews, making the whole process more agile, secure, and convenient for the client.

Now in Auto Insurance and P&C, Bradesco Auto/RE offered in March, in honor of the month of women, special conditions to the female audience in hiring or renewing the contract of products from the automotive and residential segments. The company has also deployed a new segmentation for the Empresarial (Corporate) products focused on covers even more adherent to the varied formats of business, and Residential, customizing the protection in accordance with the life style and housing of each consumer, for example the unprecedented coverage for the commercial activity at home, considering the growing practice of home office.

Main non-recurring events that affected the net income in the periods:

R$ million	1Q21	4Q20	1Q20
Recurring Net Income	**6,515**	**6,801**	**3,753**
Non-Recurring Events	**(362)**	**(1,337)**	**(371)**
- Impairment of Non-Financial Assets (1)	-	(574)	-
- Goodwill Amortization (Gross)	(356)	(354)	(371)
- Contingent Liabilities (2)	-	(353)	-
- Provision for Restructuring (3)	-	(57)	-
- Other	(6)	-	-
Book Net Income	**6,153**	**5,464**	**3,382**

(1) It includes impairment of goodwill, intangible assets and systems/hardware;

(2) Composed by civil provisions; and

(3) Related, mainly, to the restructuring in the branch network.

Basel Ratio

Our tier I capital ratio showed an increase of 2.2 p.p. in relation to March 2020, as a result of greater internal generation of capital (net income) observed in the 1Q21, in comparison to the same period of the previous year. It is worth noting that the ratio is above the regulatory limits, remaining at a very comfortable level.

In March 2021, the growth of our loan portfolio resulted in an increase of risk weighted assets (RWA), which, together with the mark to market of our securities available for sale, resulted in a reduction in our Tier I capital ratio. These impacts were partially offset by our internal generation of capital (net income after JCP) and by the reduction of the prudential adjustments in the period.


%
18.1
14.4
13.0
3.7
Mar19
18.6
15.0
13.7
3.6
June
18.1
14.7
13.4
3.4
Sept
16.5
13.3
12.0
3.2
Dec
13.9
11.4
10.3
2.5
Mar20
15.0
12.5
11.5
2.5
June
15.1
12.9
11.8
2.2
Sept
15.8
13.8
12.7
2.0
Dec
15.4
13.6
12.6
1.8
Mar21
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


Changes in the Tier I Ratio in the quarter
%
13.8
1.1
12.7
Dec20
0.7
Net Income 1Q21
(0.4)
MTM of Securities - Equity Valuation Adjustments
0.2
Effects of Prudential Adjustments
(0.4)
Weighted Assets
(0.2)
Interest on Shareholders' Equity
13.6
1.0
12.6
Mar21
8.25% Tier 1
6.75% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15. It is noteworthy that, as of April 1, 2021, the minimum required capital shall be 8.625% for tier I capital and 7.125% for the common equity, according to Resolution No. 4,783/20.

Main Economic Indicators

	1Q21	4Q20	1Q20
Main Indicators (%)			
Interbank Deposit Certificate (CDI)	0.49	0.47	1.01
Ibovespa	(2.00)	25.81	(36.86)
USD – Commercial Rate	9.63	(7.87)	28.98
General Market Price Index (IGP-M)	8.27	7.64	1.68
Extended Consumer Price Index (IPCA)	2.05	3.13	0.53
Business Days (#)	61	63	62
Calendar Days (#)	90	92	91
Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.6973	5.1967	5.1987
CDS 5 years (Points)	225	143	276
Selic - Base Interest Rate (% p.a.)	2.75	2.00	3.75
BM&F Fixed Rate (% p.a.)	5.08	2.83	3.33

Guidance 2021	Disclosed	Realized 1Q21
Expanded Loan Portfolio	9% to 13%	7.6%
Client Portion	2% to 6%	2.0%
Fee and Commission Income	1% to 5%	-2.6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-4.7%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	2% to 6%	7.0%
Expanded ALL - R$ billion	R$ 14.0 to R$ 17.0	R$ 3.9

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	5.60	5.60
Extended Consumer Price Index (IPCA)	5.22	3.50
General Market Price Index (IGP-M)	14.91	4.10
Selic (year-end)	5.25	6.25
Gross Domestic Product (PIB)	3.30	2.00

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